May 25, 2022

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Karen Rossotto

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust IV
	File No.:	811-09945
	Filing Type:	Form N-1A

Dear Ms. Rossotto:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 17, 2022, regarding the post-effective amendment to the Natixis Funds Trust IV (the “Registrant”) registration statement on Form N-1A for the AEW Global Focused Real Estate Fund (the “Fund”), which was filed with the Commission on April 1, 2022 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on June 1, 2022.

Prospectus

1.

Comment. Please add disclosure to the “Principal Investment Strategies” section of the Fund’s prospectus clarifying how the Fund will meet its investment goal of providing investors with above-average income.

Response. The Registrant believes that the Fund’s broad exposure to the securities of real estate companies, including those that are primarily focused on income-producing commercial property and real estate development, will allow the Fund to meet its investment goal of providing investors with above-average income. The majority of these companies are Real Estate Investment Trusts (“REITs”). To qualify as a REIT, a company must distribute a significant percentage of its taxable income to shareholders in the form of dividends (at least 90% in the U.S.), and this dividend payout ratio is generally higher than that of non-REIT companies.

In response to this comment the Registrant has revised the first paragraph of the “Principal Investment Strategies” section of the prospectus as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in securities, including common stocks and preferred stocks, of real estate investment trusts (“REITs”) and/or real estate-related companies (e.g., real estate operating companies). REITs are generally dedicated to owning, and usually operating, income-producing real estate, or dedicated to financing real estate. The Fund primarily invests in equity REITs, which own or lease real estate and derive their income primarily from rental income. To qualify as a REIT, a company must distribute a significant percentage of its taxable income to shareholders in the form of dividends (at least 90% in the U.S.); this dividend payout ratio is generally higher than that of non-REIT companies. Real estate-related companies are those companies whose principal activity involves the development, ownership, construction, management or sale of real estate; companies with significant real estate holdings; and companies that provide products or services related to the real estate industry. The Fund intends to meet its investment goal by investing primarily in a portfolio of securities of REITs and real estate companies, including those that are primarily focused on income-producing commercial property and real estate development. Companies in the real estate industry, including REITs and real estate operating companies in which the Fund may invest may have relatively small market capitalizations. The Fund invests in securities of issuers located in no fewer than three regions, North America, Europe and Asia Pacific. Under normal circumstances, the Fund’s regional weightings will be+/- 10% of the regional weightings of the Fund’s benchmark, the FTSE EPRA Nareit Developed Index (Net). Although the Fund does not seek to track any particular index, the Fund will be diversified in terms of geographic and property type exposures, and the FTSE EPRA Nareit Developed Index (Net) may be used as a benchmark for the regional weighting of the Fund’s portfolio. The Fund may invest up to 10% of its assets in securities of companies located in emerging markets. For the purposes of determining whether a particular country is considered an emerging market, the Fund uses the designation set forth by the FTSE EPRA Nareit Emerging Index. The Fund follows a focused investment approach and typically holds 50 to 60 securities.”

2.	Comment. Please provide the Staff with completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and a completed expense example before the effective date of the Registration Statement.

Response. Below, please find the completed “Shareholder Fees” and “Annual Fund Operating Expenses” tables and the completed expense example:

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table.

Shareholder Fees

(fees paid directly from your investment)	Class A		Class C	Class N	Class T	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%		None	None	2.50%	None

Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	[1]	1.00%	None	None	None

Redemption fees	None		None	None	None	None

[1]	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class N	Class T	Class Y
Management fees	0.75%	0.75%	0.75%	0.75%	0.75%

Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.25%	0.00%

Other expenses	0.42%	0.43%	0.35%	0.42%[1]	0.41%

Total annual fund operating expenses	1.42%	2.18%	1.10%	1.42%	1.16%

Fee waiver and/or expense reimbursement[2],[3]	0.27%	0.28%	0.25%	0.27%	0.26%

Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.15%	1.90%	0.85%	1.15%	0.90%

[1]	Other expenses are estimated for the current fiscal year.
[2]

AEW Capital Management, L.P. (“AEW” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.15%, 1.90%, 0.85%, 1.15% and 0.90% of the Fund’s average daily net assets for Class A, C, N, T and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through May 31, 2023 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Fund’s investment adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and (2) the class’ current applicable expense limitation. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

[3]

Natixis Advisors, LLC (“Natixis Advisors”) has given a binding contractual undertaking to the Fund to reimburse any and all transfer agency expenses for Class N shares. This undertaking is in effect through May 31, 2023 and may be terminated before then only with the consent of the Fund’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods (except where indicated). The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example for Class C shares for the ten-year period reflects the conversion to Class A shares after eight years. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$685	$973	$1,282	$2,157

Class C	$293	$655	$1,144	$2,299

Class N	$87	$325	$582	$1,318

Class T	$364	$662	$982	$1,887

Class Y	$92	$343	$613	$1,386

If shares are not redeemed:	1 year	3 years	5 years	10 years
Class C	$193	$655	$1,144	$2,299

3.	Comment. Please confirm that any expense waiver in the fee table will extend at least one year beyond the effective date of the prospectus.

Response. The Registrant confirms that the expense waiver in the fee table will extend at least one year beyond the effective date of the prospectus.

4.	Comment. Please outline the material investment strategy changes that were incorporated in the Registration Statement filing made on April 1, 2022.

Response. The following disclosure was added to the “Principal Investment Strategies” section of the Fund’s prospectus in the Registration Statement filing made on April 1, 2022:

“ESG: AEW seeks to identify environmental, social, and governance (“ESG”) factors that it believes are most relevant to real estate investments in the Fund’s investable universe. ESG factors may include, among other things, the environmental performance of buildings, diversity, equity and inclusion policies, corporate giving, and Board diversity. AEW incorporates insights from fundamental research and company meetings alongside third party data and ESG data sourced directly from the issuer into a proprietary ESG risk score, which is an input into AEW’s securities valuation analysis. While AEW considers ESG factors in all buy and sell decisions for the Fund, the ESG profile of an investment will not be prioritized over other considerations in AEW’s investment selection process.”

There were no other material changes made to the “Principal Investment Strategies” section of the Fund’s prospectus.

5.	Comment. Does the Fund invest in specific subsectors of real estate (e.g., residential or commercial)? Are there any unique risk metrics that should be disclosed (e.g., work from home trend)?

Response. The Fund invests in many subsectors of real estate, including, but not limited to, traditional real estate sectors such as Apartments, Office, Regional Mall, Shopping Centers, Hotel, Industrial, and Health Care, as well as more niche subsectors such as Data Centers, Net Lease, Single Family Rental, Manufactured Homes, Storage, and Cell Towers. The Registrant respectfully submits that although each sector has its own unique risks, ownership of real estate securities across these subsectors and geographies would be expected to mitigate the impact of any specific single subsector risk factor. The Registrant respectfully submits that no additional disclosure is necessary.

6.	Comment. Please describe the current weightings and geographic exposures of the Fund’s benchmark.

Response. In response the Registrant has added the following disclosure to “Appendix C – Additional Information”:

“As of March 31, 2022, the Fund’s benchmark (FTSE EPRA Nareit Developed Index) had a weighting of 63.7% to North America, 20.86% to Asia Pacific and 15.44% to Europe.”

7.	Comment. Please explain how the Fund’s model anticipates cash flows and clarify the difference between capital markets value and real estate value.

Response. The Fund’s adviser has developed a proprietary stock valuation model that is designed to reflect its value-oriented investment philosophy as applied to equity securities investing. As a first step in its modeling process, the adviser inputs projected income statements, balance sheets and cash flow statements for each company in its coverage universe. These estimates are formulated by the investment teams in each region based on a detailed analysis of historical trends and expectations for the future for each company’s financial statements.

The model breaks out the company’s holdings by property type and separately analyzes the impact of tenant rollover, acquisitions, and development. After completion of preliminary pro forma statements, the assumptions utilized are generally discussed with representatives from each company.

The model is designed to estimate what the anticipated cash flows are worth to a stock investor (a “Capital Markets Value,” or “CMV”) and to a direct real estate investor (a “Real Estate Value,” or “REV”). The CMV and REV incorporate the factors that influence the valuation of the cash flows by these different types of investors. These factors are the quantification of a broad array of subjective characteristics that AEW believe are important in the relative valuation process for both sectors and individual stocks.

In response to this comment the Registrant has revised the third paragraph of the “Principal Investment Strategies” section of the prospectus as follows:

“Valuation: AEW has developed a proprietary model to assess the relative value of each stock in the Fund’s investment universe. These estimates are formulated by the investment teams in each region based on a detailed analysis of historical trends and expectations for the future for each company’s financial statements. As a first step in its modeling process, AEW inputs projected financial information for each company. After completion of preliminary pro forma statements, the assumptions utilized to create the pro forma statements are generally discussed with representatives from each company. This model is designed to estimate what an issuer’s anticipated cash flows are worth to a stock investor (a capital markets value) and to a direct real estate investor (a real estate value). The capital markets value and real estate value incorporate factors that AEW believes influence the valuation of the cash flows by these different types of investors. These factors are the quantification of a broad array of subjective characteristics that AEW believes are important in the relative valuation process for both sectors and individual stocks. The model helps AEW to identify stocks that it believes trade at discounts to either or both of these model values relative to similar stocks. AEW will generally sell a security once it is considered overvalued or when AEW believes that there is greater relative value in other securities in the Fund’s investment universe.”

8.

Comment. In the “Principal Investment Strategies” section of the Fund’s Item 4 disclosure, please indicate if the Fund will continue to invest in a company that scores poorly on the Fund’s proprietary ESG risk score.

Response. In response to this comment the Registrant has added the following disclosure to the “ESG” subsection of the “Principal Investment Strategies” disclosure in the Fund’s prospectus:

“The Fund may continue to invest in an issuer with a lower ESG score if AEW believes the investment’s valuation remains attractive as measured by other factors.”

9.	Comment. In the “Principal Investment Strategies” section of the Fund’s Item 4 disclosure, please disclose the Fund’s concentration in the real estate industry.

Response. The Registrant respectfully submits that the following disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus adequately describes the concentration of the Fund’s investments in the real estate industry and no additional disclosure is necessary.

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in securities, including common stocks and preferred stocks, of real estate investment trusts (“REITs”) and/or real estate-related companies (e.g., real estate operating companies). REITs are generally dedicated to owning, and usually operating, income-producing real estate, or dedicated to financing real estate. The Fund primarily invests in equity REITs, which own or lease real estate and derive their income primarily from rental income.”

Moreover, the Registrant respectfully notes that the Fund’s Item 4 and Item 9 Real Estate Risk disclosure provide that Fund “concentrates its investments in REITS and the real estate industry ….”

10.	Comment. Please explain how the Fund’s use of modeling might be inaccurate. If the models project cash flows please disclose the appropriate risks.

Response. The adviser’s modeling process for projecting future cash flows is built upon multiple factors, data points, and assumptions. Sources of information include company disclosures, meetings with company management teams, third-party research and third-party projections, and assumptions made by investment analysts. These assumptions consider exogenous macro factors and risks such as interest rates, credit spreads, and other drivers of financing availability and costs, as well as investment risks impacting specific sectors and companies such as corporate strategy, exposure to development, sources of external growth, tenant quality and expected turnover, leverage, rent and occupancy changes, and many others. Inaccurate output from the adviser’s model may be caused either by inaccurate data or by assumptions built into the model that were either too aggressive or conservative.

In response to this comment that Registrant has added the following to the Item 4 and Item 9 risk disclosure in the prospectus, respectively:

“Models and Data Risk: The Adviser utilizes various proprietary quantitative models to identify investment opportunities. There is a possibility that one or all of the quantitative models may fail to identify profitable opportunities at any time. Furthermore, the models may incorrectly identify opportunities and these misidentified opportunities may lead to substantial losses for the Fund. Models may be predictive in nature and such models may result in an incorrect assessment of future events. Data used in the construction of models may prove to be inaccurate or stale, which may result in losses for the Fund.”

“Models and Data Risk

The Adviser utilizes various proprietary quantitative models to identify investment opportunities. There is a possibility that one or all of the quantitative models may fail to identify profitable opportunities at any time. Furthermore, the models may incorrectly identify opportunities and these misidentified opportunities may lead to substantial loss.

Models may be predictive in nature and such models may result in an incorrect assessment of future events. Data used in the construction of models may prove to be inaccurate or stale, which may result in losses for the Fund. Investments selected using the models may perform differently than expected as a result of the market factors used in creating models, the weight given to each such market factor, changes from the market factors’ historical trends and technical issues in the construction and implementation of the models (e.g., data problems, and/or software issues). The Adviser’s judgments about the weightings among various models and strategies may be incorrect, adversely affecting performance.”

11.	Comment. Please consider including ESG Investing Risk as a principal investment risk.

Response. As noted in the “Principal Investment Strategies” section of the prospectus, the ESG profile of an investment will not be prioritized over other considerations in AEW’s security selection process. Therefore, the Registrant believes that the following sentence which appears in the Registrant’s Item 9 “Market/Issuer Risk” disclosure adequately discloses this risk.

“Risks relating to ESG factors may impact the performance of securities in which the Fund invests.”

12.

Comment. The Fund’s Item 9 disclosure of “Liquidity Risk” includes the risk of investing in private placements. If investing in private placements is a principal investment strategy please include a reference to the risks of investing in such securities in the Fund’s Item 4 “Principal Investment Risks” disclosure.

Response. Private placements are not part of the Fund’s principal investment strategy. In response to this comment the Registrant has revised its Item 9 “Liquidity Risk” disclosure as follows:

Liquidity risk is the risk that the Fund may be unable to find a buyer for its investments when it seeks to sell them or to receive the price it expects. Decreases in the number of financial institutions willing to make markets in the Fund’s investments or in their capacity or willingness to transact may increase the Fund’s exposure to this risk. Events that may lead to increased redemptions, such as market disruptions or increases in interest rates, may also negatively impact the liquidity of the Fund’s investments when it needs to dispose of them. If the Fund is forced to sell its investments at an unfavorable time and/or under adverse conditions in order to meet redemption requests, such sales could negatively affect the Fund. ~~Securities acquired in a private placement, such as Rule 144A securities, are generally subject to significant liquidity risk because they are subject to strict restrictions on resale and there may be no liquid secondary market or ready purchaser for such securities.~~ In other circumstances, liquid investments may become illiquid. Liquidity issues may also make it difficult to value the Fund’s investments. The Fund may invest in liquid investments that become illiquid due to financial distress, or geopolitical events such as sanctions, trading halts or wars. In some cases, especially during periods of market turmoil, there may be no buyers or sellers for securities in certain asset classes and a redemption may dilute the interest of the remaining shareholders.

13.

Comment. In the “More About Risks” section of the Fund’s Item 9 disclosure of Real Estate Risk, please consider updating for current events/trends in the real estate industry (e.g., rising interest rates) that may affect the Fund’s performance.

Response. In response to this comment, the Registrant has revised the disclosure as follows:

“Because the Fund concentrates its investments in REITs and the real estate industry, the Fund’s performance will be dependent in part on the performance of the real estate market and the real estate industry in general. Investments in the real estate industry, including REITs, are particularly sensitive to economic downturns and are also sensitive to factors such as changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use and rents and the management skill and creditworthiness of the issuer. Companies in the real estate industry may also be subject to liabilities under environmental and hazardous waste laws. In addition, the value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. Many REITs are highly leveraged, increasing their risk. While certain of these risk factors may affect only one or a few real estate sectors at a time, others may affect the real estate industry broadly. For example, the value of REIT common shares may decline when interest rates rise. During periods of high interest rates, REITs and other real estate companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain. The Fund will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests in addition to the expenses of the Fund.”

14.

Comment. In the “Meet the Fund’s Investment Adviser” section of the Fund’s Item 10 disclosure regarding the basis for the board’s approval of the investment advisory contract, please consider replacing “six months” with “semi-annual” to comply with the requirements of Form N-1A.

Response. In response to this comment the Registrant has revised the disclosure in the “Meet the Fund’s Investment Adviser” section of the prospectus as follows:

“A discussion of the factors considered by the Fund’s Board of Trustees in approving the Fund’s investment advisory contract is available in the Fund’s ~~financial report for the six months ended~~ semiannual report dated July 31, 2021.”

15.

Comment. In the “General Notes on Investment Restrictions” subsection of the “Investment Restrictions” section of the Fund’s Item 16 disclosure, please disclose what the vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) entails.

Response. In response to this comment the Registrant has revised the “General Notes on Investment Restrictions” subsection of the “Investment Restrictions” section of the Fund’s Item 16 disclosure as follows:

“The following is a description of restrictions on the investments to be made by the Fund. The restrictions marked with an asterisk (*) are fundamental policies that may not be changed without the ~~vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”))~~ approval of the lesser of (1) 67% of the Fund’s shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy or (2) more than 50% of the Fund’s outstanding shares.”

16.	Comment. In the “Advisory Fees” subsection of the “Fund Charges and Expenses” section of the Fund’s Item 19 disclosure, please confirm that the waiver is in effect for a full year.

Response. The Registrant confirms that the waiver is in effect for a full year.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust IV

cc:	Susan McWhan Tobin, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.